APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TACO PORT, LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Restaurant Equipment	13,170.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	(13,170.00)
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

TACO PORT, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Repairs & Maintenance	2,755.00
Rents	3,800.00
Business Licenses and Permits	125.00
Advertising	180.00
Depreciation	13,170.00
General & Administrative	2,899.00
TOTAL OPERATING EXPENSES	22,929.00
OPERATING PROFIT (LOSS)	(22,929.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (22,929.00)**

TACO PORT

Balance Sheet

As of March 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Horizon - 7358	1,115.91
First Horizon Payroll - 8631	11.11
Total Bank Accounts	**$1,127.02**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,127.02**
Fixed Assets	
Building Signage	963.64
Restaurant equipment	13,494.87
Total Fixed Assets	**$14,458.51**
Other Assets	
Leasehold Improvements	4,703.63
Total Other Assets	**$4,703.63**
TOTAL ASSETS	**$20,289.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll wages and tax to pay	
Payroll tax to pay	0.00
Total Payroll wages and tax to pay	**0.00**
Short-term business loans	0.00
Short-term loans from shareholders	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Equipment Lease	13,087.74
Long-term business loans	25,000.00
Long-term loans from shareholders	23,229.00
Total Long-Term Liabilities	**$61,316.74**
Total Liabilities	**$61,316.74**
Equity	
Opening balance equity	2,133.96
Retained Earnings	-22,929.00
Shareholders' equity	-600.00
Contributions	16,230.78
Distributions	-495.00
Total Shareholders' equity	**15,135.78**
Net Income	-35,368.32
Total Equity	**$ -41,027.58**
TOTAL LIABILITIES AND EQUITY	**$20,289.16**

TACO PORT, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Repairs & Maintenance	2,755.00
Rents	3,800.00
Business Licenses and Permits	125.00
Advertising	180.00
Depreciation	13,170.00
General & Administrative	2,899.00
TOTAL OPERATING EXPENSES	22,929.00
OPERATING PROFIT (LOSS)	(22,929.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (22,929.00)**

I, Kimberly Fernandez, certify that:

1. The financial statements of TACO PORT included in this Form are true and complete in all material respects; and
2. The tax return information of TACO PORT included in this Form reflects accurately the information reported on the tax return for TACO PORT for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Kimberly Fernandez*

Name: Kimberly Fernandez

Title: Co-Owner